September 10, 2010
Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colonial Properties Trust and Colonial Realty Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
File No. 001-12358 and 000-20707, respectively
Dear Ms. LaMothe:
Colonial Properties Trust (the “Trust”) and Colonial Realty Limited Partnership (“CRLP”) received the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 30, 2010, with respect to the above-referenced filings. Our responses to the Staff’s comments are set forth below. For ease of reference, our responses are set forth below the full text of the Staff’s correlative comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1. We have read and considered your response to comment one. To the extent you provide a combined report there should have been separate reports on DCP and ICFR for each entity so it is clear that considerations were made at the separate entity level. Please revise accordingly. In addition, while we note from your response that you separately identified the REIT or OP in certain places, we continue to believe that you should provide a separate analysis of liquidity and capital adequacy for the REIT and OP. If you continue to disagree with the above presentation, you should consult with the staff of CF-OCA.
With respect to liquidity and capital adequacy disclosure in the 2009 Form 10-K MD&A disclosure, as we stated in our prior response, we believe that because of the nature of the UPREIT organizational structure, the disclosure regarding liquidity and capital adequacy is equally applicable to both the Trust and CRLP since events that affect liquidity and capital adequacy for one registrant have the same effect on the other registrant. In light of the Staff’s comment and as discussed in our telephone conversation with you on September 2, 2010, in future filings we will seek to further clarify that the liquidity and capital adequacy disclosure applies equally to both the Trust and CRLP. In the event there were ever circumstances where the effects may be different between the two entities, we would provide separate disclosure for each entity regarding such effects. We also intend to re-evaluate specific references in future filings to the “Trust” and “CRLP” within the disclosure to help ensure that the specific references do not inadvertently create confusion as to the applicability of the disclosure to one or both registrants.

Cicely LaMothe
Securities and Exchange Commission
September 10, 2010

With regard to the disclosures contained in Item 9A, as we stated in our prior response, the disclosure was intended to convey that the required evaluations and assessments were separately made at both entity levels. However, we agree with the Staff’s comment that separately breaking-out the Item 9A disclosure for the Trust and CRLP would further clarify the disclosure. Based on our review of Staff comment letters provided to other registrants, we understand that the Staff has expressed a similar concern with respect to at least one other registrant which comment appears to have been resolved through the registrant’s agreement to provide separate disclosure in future filings. In light of the staff’s concerns, we intend to provide separate disclosure regarding disclosure controls and procedures and internal control over financial reporting for each entity in future reports. In fact, we have already adopted this practice in the Form 10-Q for the Trust and CRLP for the quarter ended June 30, 2010. However, we do not believe that the disclosure in the 2009 Form 10-K was deficient (particularly given that no deficiencies were noted and controls and procedures were determined to be effective for each entity, as well as the fact that separate certifications required by Rule 13a-14(a) were filed for each entity as exhibits to the 2009 Form 10-K) or that any revision to Item 9A of the 2009 Form 10-K would be material to an investor’s understanding of the Trust’s and CRLP’s disclosure controls and procedures or internal control over financial reporting. While acknowledging that separate disclosure would have provided even greater clarity, we respectfully advise the Staff that we believe other portions of Item 9A (together with the separate Rule 13a-14(a) certifications) adequately conveyed that determinations were made at the separate entity levels. The first sentence under “Management’s Report on Internal Control Over Financial Reporting” in Item 9A separately references the Trust and CRLP. In addition, two separate auditor reports on the effectiveness of internal control over financial reporting — which separately reference the effectiveness for each entity — directly follow Management’s Report on Internal Control Over Financial Reporting in Item 9A. Accordingly, we believe that the Item 9A disclosure in the 2009 Form 10-K is more appropriately understood to mean that the required evaluations and assessments were made at both the Trust and CRLP levels. As noted above, however, we have already begun and will continue providing separate disclosure regarding controls and procedures and internal control over financial reporting in future filings to provide additional clarity to investors.

Cicely LaMothe
Securities and Exchange Commission
September 10, 2010

Form 10-Q for the quarter ended March 31, 2010
Note 11 — Investment in Partially-Owned Equities, page 18
Investments in Consolidated Partially-Owned Entities, page 18
2. We have read and considered your response to comment 5. Explain to us how the changes of Topic 810 as a result of the adoption of FASB ASU 2009-17 impact your conclusion in determining whether this joint venture should continue to be consolidated as of March 31, 2010 and periods thereafter. Specifically describe the power you have in directing the significant activities of the variable interest entity.
The adoption of FASB ASU 2009-17 did not change our conclusion with respect to the consolidation of the CMS/Canyon Creek joint venture. Upon adoption, we determined that the CMS/Canyon Creek was a variable interest entity pursuant to ASU 2009-17 and that we were the primary beneficiary. We made this determination based on the facts and circumstances as of September 2009, the date of our preferred equity contribution which was determined to be a reconsideration event. In assessing whether or not we were the primary beneficiary under FASB ASU 2009-17, we considered the significant economic activities of this variable interest entity to consist of:
(1)	the sale of the single apartment community owned by the partnership,

(2)	the financing arrangements with banks or other creditors,

(3)	the capital improvements or significant repairs, and

(4)	the pricing of apartment units for rent.
We concluded that we have the power to direct these activities and that we have the obligation to absorb losses and right to receive benefits from the joint venture that could be significant to the joint venture. Therefore, we believe the consolidation of the CMS/Canyon Creek joint venture is appropriate.
Please do not hesitate to contact me at (205) 250-8710 with any questions or comments.
Sincerely,

/s/ Thomas H. Lowder Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 6th Avenue North, Suite 750
Birmingham, AL 35203